Exhibit 99.1

PARAGON SHIPPING ANNOUNCES THE SALE OF M/V KIND SEAS

AND AN AGREEMENT WITH ONE OF ITS LENDERS

January 11, 2016 - Athens, Greece – Paragon Shipping Inc. (the “Company”) announced that it has entered into an agreement to sell M/V Kind Seas for a cash consideration of $3.5 million to an unaffiliated third party and the delivery of the vessel was concluded on January 8, 2016.

The Company has also agreed with Bank of Ireland to apply the total net proceeds from the sale of M/V Kind Seas towards an immediate prepayment of the loan facility. The remaining principal amount of $4.4 million shall be treated as follows: a) $2.2 million shall be written-off subject to certain conditions and b) $2.2 million, plus any accrued interest, was converted into an unsecured paid-in-kind note (“PIK Note”). The PIK Note will be non-amortizing and will have a maturity date of December 31, 2020, at which time it will be repaid at par. Interest on the PIK Note will accrue on a quarterly basis at an interest rate equal to the aggregate of 2.5% and the applicable LIBOR, and will be treated as payment-in-kind. The Company has the option to convert the PIK Note into its Class A common shares, subject to certain conditions, partially or wholly, at any time until the maturity date and based on the twenty-day average closing price of the Company’s shares immediately prior to the conversion date.

Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of the Company, commented: “We are pleased to announce the above transaction that improves considerably our cash flow. Also, the ability to write-off a portion of the loan improves further the overall leverage of the Company. We remain committed to take any appropriate actions that preserve our liquidity in these extremely adverse market conditions.”

About Paragon Shipping Inc.

Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping’s current fleet consists of nine drybulk vessels with a total carrying capacity of 519,300 dwt. In addition, Paragon Shipping’s current newbuilding contracts consist of two Ultramax and three Kamsarmax drybulk carriers with scheduled deliveries in the first quarter of 2016. The Company’s common shares and senior notes trade on the NASDAQ Capital Market under the symbols “PRGN” and “PRGNL,” respectively. For more information, visit: www.paragonship.com. The information contained on Paragon Shipping’s website does not constitute part of this press release.

Contacts:

Paragon Shipping Inc.
ir@paragonshipping.gr

DresnerAllenCaron

Rudy Barrio (Investors)

rbarrio@dresnerallencaron.com

(212) 691-8087